Mail Stop 4720

November 6, 2009

Jerry Fenstermaker
President and Chief Executive Officer
Freedom Financial Group, Inc.
3058 East Elm Street
Springfield, MO 65802

   Re: Freedom Financial Group, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed October 9, 2009
     File No. 000-51286

Dear Mr. Fenstermaker:

   We have completed our review of your Preliminary Proxy Statement on Schedule
14A and related filings and have no further comments at this time.

           Sincerely,

           Christian Windsor
           Special Counsel

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